FirstMerit Corporation
III Cascade Plaza
Akron, Ohio 44308
November 20, 2008
VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn.:	Gregory Dundas Mail Stop 4561

Re:	FirstMerit Corporation Revised Preliminary Proxy Statement on Schedule 14A Filed November 7, 2008 File No. 0-10161
Dear Mr. Dundas:
     This letter is in response to the comments of the Securities and Exchange Commission (the “Commission”) provided in your letter dated November 19, 2008, relating to the preliminary proxy statement (the “Proxy Statement”), initially filed on November 7, 2008, and revised on November 17, 2008, which is proposed to be furnished to the shareholders of FirstMerit Corporation (“FirstMerit,” “we” or “our”), in connection with the solicitation of proxies by our Board of Directors to vote at a Special Meeting of Shareholders.
     In responding to the Commission’s comments, FirstMerit again acknowledges that:
•	FirstMerit is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	FirstMerit may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The following paragraphs include our responses to the Commission’s comments regarding our textual discussion of the pro forma effect of the sale of securities to the Treasury Department, with either our confirmation that the disclosure requested was already included in the revised

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November 20, 2008

preliminary Proxy Statement, or that additional responsive disclosure has been included in the second revised Proxy Statement accompanying this letter.
Financial Statements
We previously issued a comment to you in which we indicated that, in preparing your disclosure, you should consider whether a sale of securities to the Treasury Department would have a material impact on your financial statements and evaluate whether pro forma financial statements are appropriate.
Where you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your balance sheet or income statement, our rules require you to provide pro forma statements that comply with Article 11 of Regulation S-X in your proxy statement. However, in our previous comment to you, we indicated that you could either provide pro forma financial statements or a textual discussion of the pro forma effect of the sale of securities to the Treasury Department.
Response:
     In response to the Commission’s previous comment number 9 in its letter dated November 12, 2008, we provided in our first revised preliminary Proxy Statement, under the caption “Pro Forma Effect On The Corporation’s Financial Statements,” a textual discussion of the pro forma effect that our potential participation in the U.S. Department of the Treasury’s Capital Purchase Program (the “CPP”) may have on our financial statements. All of the following responses relate either to our prior disclosures or to the revised disclosures provided in our second revised preliminary Proxy Statement under such caption.
In evaluating the impact of the potential sale of securities to the Treasury Department, you must consider the material effect of the transaction, including:
•	how the application of the proceeds of the transaction may potentially effect your net interest margin;

•	how the accretion and dividends on the preferred stock will impact the net income available to common shareholders;

•	how the transaction will impact your basic earnings per share, diluted earnings per share, and diluted shares outstanding.
Response — Bullet Point 1:
     In response to the Commission’s comment, we have revised the disclosure provided under the subheading “Financial Statement Pro Forma Impacts — Income Statement (page 9 of the second revised preliminary Proxy Statement) to include a

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November 20, 2008

discussion of the potential impact (minimum and maximum) that CPP proceeds may have on our net interest margin. As revised, the disclosure provided under such subheading is set forth below in it's entirety. Our discussion of the effect on net interest margin begins in the fourth paragraph
Financial Statement Pro Forma Impacts — Income Statement
     If the Board of Directors determines to participate in the CPP, the Corporation intends to use the capital generated to support loan growth to a multiple of the capital received, which over time is expected to generate income to service required dividend payments on the Senior Preferred Stock, and generate additional income for common shareholders. Until the time the Corporation fully deploys the Senior Preferred Stock capital over a larger asset base, the Corporation anticipates that earnings on the original capital received would not fully cover required dividend payments and other costs of the Senior Preferred Stock issue, which would reduce the amount of earnings available to common shareholders.
     The following unaudited pro forma income statement impacts assumes that all capital proceeds received were invested initially in federal funds sold and deployed into earning assets ratably over the year ended December 31, 2007 and the nine months ended September 30, 2008, as if the capital proceeds were received on January 1, 2007 and 2008, respectively. The unaudited pro forma income statement impacts do not include the benefit of leveraging the capital received into a larger asset base, but simply include additional income earned on investment of the original capital proceeds.
     For purposes of this pro forma, the Senior Preferred Stock and the Warrants were valued independently and allocated using the relative value method. The Warrants were initially valued using the Black Scholes model and the Senior Preferred Stock was valued by discounting the future cash flows by a prevailing interest rate that a similar security would receive in the current market environment. Once the fair market values were determined for both the Senior Preferred Stock and the Warrants, the relative percentage was applied to the total face amount of the Senior Preferred Stock. The resulting discount on the Senior Preferred Stock was then accreted back to par value using a constant effective yield method (approximately 6.25%) over a five-year term, which is the expected life of the Senior Preferred Stock upon issuance. The estimated accretion is based on a number of assumptions that are subject to change. These assumptions include the discount (market rate at issuance) rate and assumptions underlying the value of the Warrants.

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     If the maximum proceeds of $248.16 million had been received under the CPP on January 1, 2007, net income for the year ended December 31, 2007 would have increased from the reported amount of $123.03 million to $130.16 million, and net interest margin for the same period would have increased from the reported amount of 3.62% to 3.75%, both on a pro forma basis. However, both the payment of dividends to holders of the Senior Preferred Stock and accretion of the discount on the Senior Preferred Stock would reduce net income available to common shareholders. The latter would result in a decrease of earnings per basic Common Share from the reported amount of $1.53 per share to $1.44 per share and earnings per diluted Common Share from the reported amount of $1.53 per share to $1.43 per share, on a pro forma basis, assuming receipt on January 1, 2007 of the maximum proceeds of $248.16 million under the CPP. The pro forma financial data assumes that the Warrants would give the Treasury the option to purchase a maximum of 1.83 million of the Corporation’s Common Shares. If the maximum proceeds of $248.16 million had been received on January 1, 2007, the weighted average number of Common Shares outstanding on a diluted basis would not change, on a pro forma basis, from the reported amount of 80.51 million shares because of the anti-dilutive nature of the Warrants. The Corporation utilized the treasury stock method for purposes of evaluating the effect of the Warrants on diluted shares outstanding.
     If the maximum proceeds of $248.16 million had been received on January 1, 2008, net income for the nine months ended September 30, 2008 would have increased from the reported amount of $90.35 million to $92.65 million and net interest margin for the same period would have increased from the reported amount of 3.69% to 3.75%, both on a pro forma basis. However, for the reasons noted above, earnings per basic Common Share would have decreased from the reported amount of $1.12 to $1.01 per share and earnings per diluted Common Share would have decreased from the reported amount of $1.12 per share to $1.01 per share, both on a pro forma basis. In addition, the Warrants would have the effect of increasing the weighted average number of Common Shares outstanding on a diluted basis from the reported amount of 80.84 million shares to 80.90 million shares, on a pro forma basis, assuming receipt on January 1, 2008 of the maximum proceeds of $248.16 million.
     If the minimum proceeds of $82.72 million had been received on January 1, 2007, net income for the year ended December 31, 2007 would have increased from the reported amount of $123.03 million to $124.87 million and net interest margin for the same period would have increased from the reported amount of 3.62% to 3.66%, both on a pro forma basis. However, for the reasons noted above, basic earnings per share would have decreased from the reported amount of $1.53 per share to $1.49 per share and earnings per diluted Common Share would have decreased from the reported amount of $1.53 per share to $1.49 per share, both on a pro forma basis, assuming receipt on January 1, 2007 of the minimum proceeds of $82.72 million. The pro forma financial data assumes that the Warrants would give the Treasury the option to purchase 630,165 of the Corporation’s Common Shares. If the minimum proceeds of $82.72 million had been received on January 1, 2007, the weighted average number of Common Shares outstanding on a diluted basis would not change, on a pro forma basis, from the reported amount of 80.51 million shares because of the anti-dilutive nature of the Warrants. The Corporation utilized the treasury stock method for purposes of evaluating the effect of the Warrants on diluted shares outstanding.

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November 20, 2008

     If the minimum proceeds of $82.72 million had been received on January 1, 2008, net income for the nine months ended September 30, 2008 would have increased from the reported amount of $90.35 million to $90.72 million and net interest margin for the same period would have increased from the reported amount of 3.69% to 3.71%, both on a pro forma basis. However, for the reasons noted above, basic earnings per share would have decreased from the reported amount of $1.12 per share to $1.08 per share and earnings per diluted Common Share would have decreased from the reported amount of $1.12 per share to $1.08 per share, both on a pro forma basis. In addition, the Warrants would have the effect of increasing the weighted average number of Common Shares outstanding on a diluted basis from the reported amount of 80.84 million shares to 80.8 million shares, on a pro forma basis, assuming receipt on January 1, 2008 of the minimum proceeds of $82.72 million.
Response — Bullet Point 2:
     In our first revised preliminary Proxy Statement, the third and fourth paragraphs under the subheading “Financial Statement Pro Forma Impacts — Income Statement,” included a description of how the accretion and dividends on the preferred stock will impact the net income available to our common shareholders, on a maximum and minimum basis. The disclosure provided in our second revised preliminary Proxy Statement, under the subheading “Financial Statement Pro Forma Impact — Income Statement” (page 9 of the second revised preliminary Proxy Statement), continues to provide such discussion. Please see our response to Bullet 1 above.
Response — Bullet Point 3:
     In our first revised preliminary Proxy Statement, the third and fourth paragraphs under the subheading “Financial Statement Pro Forma Impacts — Income Statement” included descriptions of how a potential CPP transaction would impact our basic earnings per share and diluted earnings per share, on a maximum and minimum basis. In addition, our first revised preliminary Proxy Statement detailed the number of dilutive common shares potentially issuable pursuant to warrants under the caption “If The Corporation Participates In The CPP, How Much Capital May It Raise” and under the subheading “Warrants.”
     However, in response to the Commission’s comments, we have revised the disclosure provided under the subheading “Financial Statement Pro Forma Impacts — Income Statement” (page 9 of the second revised preliminary Proxy Statement) to include a discussion regarding the potential impact a CPP transaction would have our diluted shares outstanding, and to include our prior disclosure regarding the potential impact a CPP transaction would have on our basic earnings per share and diluted earnings per share. Please see our response to Bullet Point 1 above. Additionally, please see our disclosure under the caption “If The Corporation Participates In The CPP,

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November 20, 2008

How Much Capital May It Raise” (page 2 of the second revised preliminary Proxy Statement) and under the subheading “Warrants” (page 7 of the second revised preliminary Proxy Statement).
Your assumptions regarding the use of proceeds from the transactions, such as an assumption regarding the pay down of existing debt or the investment of the proceeds in federal funds sold, must be factually supportable. You should consider only those plans for the proceeds that meet the factually supportable criteria.
Response:
     In our first revised preliminary Proxy Statement, the first paragraph under the subheading “Financial Statement Pro Forma Impacts — Income Statement” included a factually supportable description of our assumptions regarding the use of proceeds from a potential CPP transaction. The disclosure provided in our second revised preliminary Proxy Statement, under the subheading “Financial Statement Pro Forma Impacts — Income Statement” (page 9 of the second revised preliminary Proxy Statement), continues to provide such discussion. Please see our response to Bullet 1 above.
Where you determine that the proceeds of the sale of securities to the Treasury Department will have a material impact on your balance sheet or income statement and elect to prepare and provide pro forma financial statements, you should include, in your proxy statement, a pro forma balance sheet for the most recent balance sheet date and a pro forma income statement for the most recent annual and interim periods that address the impact of both the minimum and maximum proceeds of the sale. If you choose to provide a textual discussion in lieu of the pro forma financial statements, please address the minimum and maximum proceeds of the sale as well as the other items noted below.
Response:
     We have chosen to provide a textual pro forma discussion, which was originally included in our first revised preliminary Proxy Statement. Our textual pro forma impact discussion, which includes a discussion of the impact of both minimum and maximum proceeds, is provided in our second revised preliminary Proxy Statement under the caption “Pro Forma Effect on the Corporation’s Financial Statements” (page 9 of the second revised preliminary Proxy Statement). In addition to the textual response included in our answer to Bullet 1, our disclosure under such caption includes the following discussion regarding the potential impact of CPP proceeds on our balance sheet:

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Financial Statement Pro Forma Impacts — Balance Sheet
     If the Board of Directors determines to participate in the CPP, shareholders’ equity would increase by the amount of the capital proceeds received from the Treasury, net of transaction issuance costs. For example, if the maximum proceeds of $248.16 million had been received from the Treasury as of September 30, 2008, shareholders’ equity would have increased from the reported amount of $926.08 million to $1.17 billion on a pro forma basis. If the minimum proceeds of $82.72 million had been received from the Treasury as of September 30, 2008, stockholders’ equity would have increased from the reported amount of $926.08 million to $1.01 billion on a pro forma basis.
     Upon receipt of the capital, total cash and total assets held by the Corporation would have increased by the amount of the capital proceeds received from the Treasury, net of transaction issuance costs. For example, if the maximum proceeds of $248.16 million had been received from the Treasury as of September 30, 2008, total cash would have increased from the reported amount of $186.09 million to $434.25 million on a pro forma basis. If the minimum proceeds of $82.72 million had been received from the Treasury, total cash would have increased from the reported amount of $186.09 million to $268.81 million on a pro forma basis.
In preparing pro forma financial statements, you should discuss any relevant assumptions you have made and you should briefly describe any pro forma adjustments such as your assumptions about interest savings on proceeds applied to pay down debt and interest income earned on proceeds invested. You should state that you used the treasury stock method for purposes of evaluating the effect of the warrants on diluted shares outstanding. You should also describe the methodologies you used to allocate the transaction process among the securities you may issue to the Treasury Department (relative fair value) and to accrete the discount on the preferred stock.
Response:
     In our first revised preliminary Proxy Statement, the first paragraph under the subheading “Financial Statement Pro Forma Impacts — Income Statement,” included certain relevant assumptions we made regarding the potential interest income earned on proceeds invested. The disclosure provided in our second revised preliminary Proxy Statement, under the subheading “Financial Statement Pro Forma Impacts — Income Statement” (page 9 of the second revised preliminary Proxy Statement ), continues to provide such discussion. Additionally, we have revised the disclosure under such subheading to include disclosure regarding our use of the treasury stock method for purposes of evaluating the effect of the warrants on diluted shares outstanding, and to include disclosure describing the methodologies we used to allocate the transaction process among the securities we may issue to the Treasury

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and to accrete the discount on the preferred stock. Please see our response to Bullet 1.
     We believe that the foregoing explanations and proposed revisions are completely responsive to all of your comments regarding our financial presentation. If you need any additional information, please contact me at (330) 384-7534, or Judith A. Steiner, our General Counsel at (330) 384-7287.

Very truly yours,
/s/ Terrence E. Bichsel
Terrence E. Bichsel
Executive Vice President and Chief Financial Officer

cc:	William Friar, Securities and Exchange Commission Judith A. Steiner, Esq., FirstMerit Corporation J. Bret Treier, Esq., Vorys, Sater, Seymour and Pease LLP